EXHIBIT A:
Stratton Growth Fund, Inc. (the "Fund")
77 C

Special Meeting of Shareholders

A Special Meeting of Shareholders of the Fund was held
April 26, 2005, for purposes of considering and acting upon the matter set forth in the Proxy Statement and summarized below. A quorum was represented at the Meeting and the voting results are also set forth below.

STRATTON GROWTH FUND, INC.

ELECTION OF NINE DIRECTORS:                   WITHHOLD
                                 FOR          AUTHORITY

James W. Stratton              1,222,945        6,092
Lynne M. Cannon                1,222,945        6,092
George W. Graner               1,222,945        6,451
John J. Lombard, Jr.           1,222,945        6,451
Douglas J. MacMaster, Jr.      1,222,945        6,451
Richard W. Stevens             1,222,945        6,451
Frank Thomas                   1,222,945       23,595
H. Drake Williams              1,222,945       23,595
Joel H. Wilson                 1,222,945       23,595